Notice to ASX/LSE Robe River Joint Venture to invest $733 million to extend West Angelas iron ore mine in Western Australia 7 October 2025 Rio Tinto, Mitsui and Nippon Steel will invest $733 million1 (Rio Tinto share $389 million) to develop the West Angelas Sustaining Project, part of the Robe River Joint Venture in Western Australia’s Pilbara region. The project, to develop new iron ore deposits in the West Angelas hub, has now received all necessary State and Federal Government approvals. The deposits will maintain the West Angelas hub’s total annual production capacity of 35 million tonnes, extending mining activity for years to come. Rio Tinto Iron Ore Chief Executive Matthew Holcz said: "The West Angelas Sustaining Project is built on strong and committed partnerships, both with the joint venture members Mitsui and Nippon Steel, as well as the Yinhawangka and Ngarlawangga Peoples. "The West Angelas hub has been an integral part of Rio Tinto Iron Ore since 2002. Securing these approvals ensures ongoing investment in the hub as we continue to supply high-quality, reliable iron ore to meet our global customers' demand now and into the future." Rio Tinto worked closely with the Yinhawangka and Ngarlawangga Peoples to co-design Social Cultural Heritage Management Plans for the West Angelas Sustaining Project to ensure the ongoing protection and management of cultural heritage and the environment. The project will leverage existing West Angelas processing infrastructure and includes the construction of new non-process infrastructure precincts and 22-kilometres of haul roads. Ore mined at the new deposits will be autonomously trucked to the West Angelas hub, with first ore scheduled for 2027. About 600 jobs will be created during construction. Once operational, the project will help sustain a workforce of about 950 full time equivalent roles at the West Angelas hub. The West Angelas Sustaining Project is part of Rio Tinto’s tranche of replacement projects that underpin the company’s ongoing commitment to the Pilbara, and which will have combined total capacity of about 130Mtpa2. Additionally, work is well progressed on the pre-feasibility study for Rhodes Ridge, one of the world’s largest and highest quality undeveloped iron ore deposits, which is targeting an initial capacity of up to 40Mtpa and first ore by 2030. Additional information The Robe River Joint Venture comprises Rio Tinto (53 per cent), Mitsui Iron Ore (33 per cent) and Nippon Steel (14 per cent). The Joint Venture dates back to 1972, when operations began in the Robe Valley near Pannawonica, followed by an expansion at West Angelas in 2002. It marked its 50th anniversary in 2022. EXHIBIT 99.6

Notice to ASX/LSE Footnotes 1 All currency figures are in US dollars and on a 100 per cent basis, unless otherwise specified. The capital for the project is already included in the Group’s replacement capital guidance. 2 Subject to timing of full capacity. The replacement projects include Western Range which, as previously announced, was opened on 6 June 2025, Brockman Syncline 1, as announced on 6 March 2025, Hope Downs 2, as announced on 24 June 2025, West Angelas (this project) and Greater Nammuldi.

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin  M +61 419 103 454 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Phoebe Lee M +61 413 557 780 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com